CARBON GREEN, INC.
Trnavska Cesta 50, 7th Floor
Bratislava 82102
Slovak Republic
Tel: 421 903 556 778

June 1, 2010

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549
Mail Stop 3561

Attention: Mr. David Walz, Staff Accountant, Division of Corporation Finance

Dear Mr. Walz:

Re:	Carbon Green, Inc. (the "Company")
Company Acknowledgements

     In connection with responding to the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated May 27, 2010 (the “SEC Letter”), we acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,
CARBON GREEN, INC.

Per:	/s/ Kenneth Lee
Kenneth Lee
VP Finance and Director